Filed by Huntington Bancshares Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Sky Financial Group, Inc.
(Commission File No. 333-140897)

The following is the letter from Thomas E. Hoaglin, Huntington’s Chairman, President and CEO, as it appears in Huntington’s 2006 annual report:

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To Our Shareholders and Friends,

I closed my letter last year noting that our “local bank with national resources” business model and value proposition of delivering a “Simply the Best” customer experience were both working. The progress we made in 2006 confirms this and positions Huntington to win in our markets. It is evident in our financial performance, in growth opportunities both organically and through acquisitions, in our ability to attract and retain superior talent, in an expanding customer base and in continually improving service quality.

As you may recall, a few years ago we rededicated ourselves to growing in our Midwest markets. While some view growth opportunities in the Midwest as limited, we remain convinced that a well-conceived, well-executed plan, even in low growth markets, can generate growth. Our results bear this out.

2006 HIGHLIGHTS

This report contains a detailed review of our financial performance in 2006. Here are some of the highlights:

-	Earnings per common share of $1.92, up 8%, and a new record, aided by a net $0.10 per common share favorable impact from a large reduction to federal income tax expense, partially offset by balance sheet restructuring costs and other nonrecurring expenses.

-	16% return on average common equity.

-	3.29% net interest margin, down only 4 basis points despite a very difficult interest rate environment and intense loan and deposit pricing competition.

-	12% growth in average total commercial loans… 14% growth in middle market commercial, 10% growth in commercial real estate, and 9% growth in small business loans.

-	3% growth in average total consumer loans… 12% growth in residential real estate, and 5% growth in home equity.

-	10% growth in average total core deposits.

-	0.32% net charge-off ratio, below our long-term 0.35%-0.45% targeted range.

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A higher non-performing asset ratio of 0.74% at year end, though 59% of non-performing assets represented loans guaranteed by the U.S. Government or secured by residential real estate assets, up from 42% at the end of 2005.

-	6.87% period-period end tangible common equity ratio, well above our 6.25%-6.50% targeted range.

-	16.3% increase in dividends paid.

Each of Huntington’s lines-of-business showed good progress. Regional Banking achieved an 18% increase in on-line banking customers and active usage by 290,000 customers (a 49% penetration of retail banking households). We launched an on-line account opening process and opened eight new banking offices. We also began offering on-site check processing for business customers.

The Private Financial and Capital Markets Group increased assets under management by 13%. This reflected the outstanding performance by the Huntington Funds, which grew 11%. Five of the nine equity funds generated double-digit returns. Three of our funds received Morningstar “5 Star” ratings, and one a Morningstar “4 Star” rating. Other achievements included a 16% increase in personal trust assets, a 10% increase in institutional trust assets, and a 10% increase in annuity sales.

Dealer Sales increased automobile loan production by 14%, though automobile lease production dropped 39%, as automotive manufacturers stepped up competition for this product. We continue to sell up to half of automobile loan production each month. By generating fee income from servicing the loans sold, we improved the Dealer Sales’ return on equity to 23%, up from 19% the prior year.

On the regulatory front, we were pleased that on May 10, 2006 the Federal Reserve Bank of Cleveland lifted its written agreement with Huntington, dated February 28, 2005.

STOCK PRICE AND TOTAL RETURN PERFORMANCE

Huntington’s stock price ended 2006 at $23.75, unchanged from the prior year end. As a result, our total return to shareholders was 4%, reflecting the impact of reinvested dividends only and no stock price appreciation. This poorer relative performance was significantly influenced by the stock price movement late in December. On December 15, our stock hit a 52-week high of $24.97, a 5% appreciation from the prior year end stock price. On December 20, we announced a proposed acquisition of Sky Financial Group. On December 21, our stock price declined 7%, reflecting two factors: (1) typical merger-related arbitrage trading activity, where investors buy the stock of the company being acquired (Sky Financial Group) and sell short the stock of the acquiring company (Huntington), and (2) selling pressure by some investors who had invested in Huntington believing we would be acquired. After the first day’s sell-off, our stock advanced through year end. It was unfortunate to have such stock price performance happen late in the year and dampen our total return for the year. Yet, these things even out over time. I am confident that once the merger closes and the earnings benefits we expect from it are visible, investors will respond positively.

GROWING THROUGH ACQUISITIONS

We believe that Huntington can create shareholder value by acquiring other banks in our Midwest states. Our acquisition formula is pretty simple: increase market share and customer convenience, eliminate unnecessary expenses, capture revenue synergies and pay a fair price that will produce earnings accretion in the first year and beyond. This past year saw two examples.

On March 1, 2006, we completed the acquisition of Unizan Financial Corp., headquartered in Canton, Ohio. This added $1.7 billion of loans and $1.5 billion of core deposits. It also gave us #1 or #2 deposit market share positions in Ohio’s Muskingum, Stark, and Licking counties and increased our market share in Dayton and Columbus. In April, and reflecting terrific teamwork, we successfully completed the conversion of 110,000 consumer and business accounts to Huntington systems.

On December 20, 2006, we announced the proposed acquisition of Sky Financial Group, headquartered in Bowling Green, Ohio. On a pro forma basis, this transaction will improve Huntington’s deposit market share rankings significantly. Our Ohio ranking will be #3, with one of the largest banking office networks. We will have the leading market share in the Columbus, Toledo, Canton, Youngstown and East Liverpool MSA’s as well as an improved position in the Cleveland market. We will grow from #9 to a #3 ranking in Indianapolis. And we will gain a significant position in Pittsburgh and Western Pennsylvania. Based on December 31, 2006 data, the acquisition will add about $12.8 billion in loans, $13.2 billion in deposits, and retail and business customers of 580,000 and 75,000, respectively. By asset size, Huntington will rank as the 24th largest U.S.-based banking company. When the acquisition closes, Marty Adams, Sky’s Chief Executive Officer, will be appointed Chief Operating Officer for Huntington, further strengthening the senior management team. This proposed merger is subject to the shareholder approval by both Huntington’s and Sky’s shareholders, as well as the customary regulatory approvals. (See important related disclosures in the 2006 Annual Report on Form 10-K).

In each of these transactions, a key factor in the decision to join Huntington was the attractiveness of our “local bank with national resources” business model. This model places a premium on the retention of local staff, who continue to have decision-making authority and are able to offer expanded and more sophisticated products and services, available through increasingly robust delivery channels.

We also look for acquisitions that permit us to expand our product offerings or that help us to leverage an existing business. On November 2, 2006, we announced the signing of a definitive agreement to purchase Unified Fund Services, Inc., an Indianapolis-based provider of fund accounting, administration, distribution, and transfer agent services to mutual funds. This transaction closed on December 31, 2006. Unified serves about 45 clients representing over 169,000 shareholders and $9 billion in assets. Revenues for 2006 exceeded $7 million. This is a nice addition to our Private Financial and Capital Markets Group.

MANAGEMENT CHANGES

The appeal of our business model and service excellence value proposition also enables us to attract, retain, and promote highly talented managers.

In March, in conjunction with the Unizan acquisition, Roger Mann and Jim Nicholson joined us as Chairman and Region President of the East Ohio region, respectively. In April, the roles of James Dunlap, Mary Navarro and Michael Prescott were expanded as they were appointed Regional Banking Group Presidents. Other key Regional Banking appointments included Jon Greenwood as head of Retail Sales and Service and Jeff Rosen, head of Business Banking. In the credit area, Richard Witherow was named Chief Credit Officer, and Michael Cross became Senior Lender. In December, Rebecca Smith, was appointed Region President for East Michigan, succeeding Bruce Nyberg who will be retiring in March. These are all strong, talented leaders and managers.

In December, two executives retired: Ronald Baldwin, Vice Chairman, and Larry Hoover, Executive Vice President and Chief Credit Officer. Both played key roles in the rebuilding of Huntington over the last six years. Ron was hired in 2001 and provided critical leadership of Regional Banking and great counsel as we implemented considerable culture change throughout Huntington. Larry served in various positions with Huntington over a distinguished 25-year career and was particularly instrumental in implementing changes that helped to reduce the credit risk and improve the credit culture and profile of the company. Both served Huntington and its shareholders well. We wish them the best in their retirements.

MOVING FORWARD

We expect that 2007 will be a challenging year for regional banks. Credit quality will be an issue, yet I am confident that our efforts over the last several years to improve credit underwriting and discipline and to reduce risk in our loan portfolio will serve us well. Competition for loans and deposits will remain aggressive, though we are positioned to compete effectively. Core fee businesses are expected to maintain their momentum, and we will keep a keen focus on expenses.

We believe that the Unizan and Sky acquisitions will transform Huntington into a more formidable Midwest banking force. Our management team is strong and deep and committed to serving both shareholders and customers very well. This will be a very exciting year!

Thanks for your continued support and encouragement.

Thomas E. Hoaglin
Chairman, President and CEO
March 9, 2007

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Additional Information About the Merger and Where to Find It

     In connection with the proposed merger of Huntington Bancshares Incorporated (“Huntington”) and Sky Financial Group (“Sky Financial”), Huntington and Sky Financial will be filing relevant documents concerning the transaction with the Securities and Exchange Commission. On February 26, 2007 Huntington filed a registration statement on Form S-4 with the Securities Exchange Commission, which includes a proxy statement/prospectus. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Huntington and Sky Financial, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington, Huntington Center, 41 South High Street, Columbus, Ohio 43287, Attention: Investor Relations, 614-480-4060, or Sky Financial, 221 South Church Street, Bowling Green, Ohio, 43402. The final proxy statement/prospectus will be mailed to stockholders of Huntington and Sky Financial.

     Stockholders are urged to read the proxy statement/prospectus, and other relevant documents filed with the Securities and Exchange Commission regarding the proposed transaction when they become available, because they will contain important information.

     The directors and executive officers of Huntington and Sky Financial and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Huntington’s directors and executive officers is available in its proxy statement filed with the SEC by Huntington on March 8, 2006. Information regarding Sky Financial’s directors and executive officers is available in its proxy statement filed with the SEC by Sky Financial on February 23, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-looking Statement

     This document contains certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between Huntington and Sky Financial, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of Huntington and Sky Financial may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained on the proposed terms and schedule; Huntington and/or Sky Financial’s stockholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in Huntington’s 2006 Annual Report on Form 10-K, Sky Financial’s 2006 Annual Report on Form 10-K, and documents subsequently filed by Huntington and Sky Financial with the Securities and Exchange Commission. All forward-looking statements included in this news release are based on information available at the time of the release. Neither Huntington nor Sky Financial assumes any obligation to update any forward-looking statement.